Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PVP International, Inc.
1240 Rosecrans Ave Ste 120
Manhattan Beach, CA 90266
pvp.com

Up to $1,069,999.68 in Class B Common Stock at $0.96
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: PVP International, Inc.
Address: 1240 Rosecrans Ave Ste 120, Manhattan Beach, CA 90266
State of Incorporation: DE
Date Incorporated: January 08, 2019

Terms:

Equity

Offering Minimum: $9,999.36 | 10,416 shares of Class B Common Stock
Offering Maximum: $1,069,999.68 | 1,114,583 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.96
Minimum Investment Amount (per investor): $103.68

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>All Investors</u>

Investor Badge on PvP Profile.

<u>Time-Based Perks</u>

Friends and Family

Invest within the first week and receive 20% Bonus Shares.

Super Early Bird

Invest within the first two weeks and receive 15% Bonus Shares.

Early Bird

Invest within the first three weeks and receive 10% Bonus Shares.

Early Adopters

Invest within the first month and receive 5% Bonus Shares.

<u>Amount-Based Perks</u>

Tier 1 | $500

Reserve preferred social handle on PvP - (Ex. @FortniteFun).

Tier 2 | $1,000

Promoted Post on PvP (First 100) Promote your stream, your team, or share your best clips.

Tier 3 | $2,500

Custom NFT Profile Avatar (First 200).

Tier 4 | $5,000

Exclusive Limited Edition Profile Skin on PvP.

Tier 5 | $10,000

Magic Wand Internship Placement (place one intern at PvP in the next 5 years).

Tier 6 | $25,000

Direct Access to Product Development Round Table.

Tier 7 | $50,000

Come with the PvP team to Twitchcon in Amsterdam in 2022* (First 5 investors).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PVP International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.96 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

PvP.com is one of the first true gamer social communities. Our mission is to unite the global gaming community with the largest industry-specific social platform ever created. 2.7 billion gamers in the world need to connect with each other to pursue their individual aspirations of playing, streaming, and constantly improving. There is no single place that allows them to do this. PvP.com connects the world's gamers with each other with a lifetime digital gamer identity and a social community that is the one place where they meet, connect, build, improve, and grow together. We do this through our iOS, Android, Desktop, and Twitch Extension applications.

Competitors and Industry

Entrenched, larger players (Twitch, Discord) have focused on in-game and streaming tools while we focus on "out-of-game" connections. Other similar social platforms are either not gaming specific (Facebook, Instagram, Twitter) or are early startups themselves (eFuse, Plink). We own the URL PvP.com, the most recognizable acronym in gaming which builds a moat around our business difficult to replicate.

Current Stage and Roadmap

CURRENT STAGE

The technology for our awesome social media community for gamers includes our Squad Finder feature to build, join, and maintain squads with algorithmic matching, a Twitch Extension for streamers, and gamer-tailored Profile Pages, a News Feed, Search & Discover Pages, and in-app messaging. There are over 30+ games currently available on the platform including the world's most popular titles like Fortnite, Apex Legends, Call of Duty, and League of Legends. Users are able to connect their real, live game stats to the profile page on desktop for supported games.

We currently have 113,000 users on the platform across our desktop and mobile beta versions. Mobile includes both iOS and Android applications; desktop includes a desktop MVP version and a Twitch Extension in the Twitch store. Marketing has been focused exclusively on Facebook and Instagram during our beta.

FUTURE ROADMAP

We plan to monetize the platform through premium subscription and advertising this year. Our product roadmap includes improvements to our signature Squad Finder feature and our existing beta phase by synchronizing our desktop and mobile experiences. Future plans include global expansion to Europe, Asia, and elsewhere. This will be powered by adding significantly to existing marketing efforts through additional social channels (Snap, TikTok, etc), Influencer/Streamer Marketing, Viral Referral campaigns, SEO for pvp.com, and partnerships we are currently nurturing and have not yet activated.

The Team

Officers and Directors

Name: Phil Stover

Phil Stover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Set company direction, hire leadership, raise funding.
  Compensation: $90,000 annual salary + common shares and stock options.

Other business experience in the past three years:

- **Employer:** Blue Skies Ventures
  Title: Partner
  Dates of Service: April 15, 2016 - Present
  Responsibilities: Partner and Investor

Name: Chris Gray

Chris Gray's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Oversee all development activities and budgets. Compensation: $180,000 salary as equity and stock options.

Other business experience in the past three years:

- **Employer:** Legacy
  Title: Agile Coach
  Dates of Service: January 01, 2016 - July 16, 2019
  Responsibilities: Build technology and product teams.

Name: Jeeyan Rostam-Abadi

Jeeyan Rostam-Abadi's current primary role is with Nogin. Jeeyan Rostam-Abadi currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Lead and oversee all marketing strategy and operations.
  Compensation: $72,000 annual salary.

Other business experience in the past three years:

- **Employer:** Hawke Media
  Title: EVP Marketing
  Dates of Service: October 01, 2015 - February 12, 2020
  Responsibilities: Oversee marketing

Other business experience in the past three years:

- **Employer:** Branded Online Ecommerce
  Title: VP Corporate Marketing
  Dates of Service: November 12, 2020 - Present
  Responsibilities: Lead & Oversee Marketing Activities

Other business experience in the past three years:

- **Employer:** Kixie
  Title: Head of Marketing
  Dates of Service: July 01, 2020 - October 01, 2020
  Responsibilities: Manage and lead the marketing team.

Other business experience in the past three years:

- **Employer:** Nogin
  Title: VP of Corporate Marketing
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Head of corporate marketing team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common B

stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common B shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

PvP International, Inc. was formed on January 8, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pvp International, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PvP or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PvP could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)	4,325,000	Class A Common Stock	47.0
Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)	675,000	Class B Common Stock	47.0
Blue Skies Unlimited, LLC (Managed by Phil Stover. 81% owned by Phil Stover and 19% owned by Brian Scott Taylor)	3	SAFE Notes	47.0
EB Tech, LLC (managed and owned 100% by Eric Baldev)	4,417,500	Class A Common Stock	48.0
EB Tech, LLC (managed and owned 100% by Eric Baldev)	427,500	Class B Common Stock	48.0
EB Tech, LLC (managed and owned 100% by Eric Baldev)	2	SAFE Notes	48.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE Notes, SAFE Notes, SAFE Notes, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,114,583 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 9,750,000 with a total of 9,750,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 7,550,000 with a total of 2,750,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 725,000 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 2,025,000 of shares to be issued pursant to stock options currently issued.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $390,023.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $1,000,000.00
Conversion Trigger: Corporation issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Equity and the terms of the SAFE Notes are outlined below:

Amount outstanding: $243,046.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $3,500,000.00
Conversion Trigger: SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Equity and the terms of the SAFE Notes are outlined below:

Amount outstanding: $795,150.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $112,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Corporation issues and sells Preferred Stock at a fixed pre-money valuation.

Material Rights

SAFEs will convert, per terms and conditions, in the event of a liquidation or sale of the company prior to a triggered financing event.

What it means to be a minority holder

As a minority holder of Class B Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $390,023.00
  Use of proceeds: Initial beta build of product on desktop.
  Date: June 01, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $243,046.00
  Use of proceeds: Initial traction and testing in online beta.
  Date: December 15, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $795,150.00
  Use of proceeds: App development and initial scaling.
  Date: March 31, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE

Final amount sold: $112,500.00
Use of proceeds: App development and initial scaling.
Date: March 31, 2021
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The company was formed in 2019 and has spent the past two years developing its business and user base. The company is currently pre-revenue and expects to launch revenue generating models in 2021. Thus, there is no meaningful revenue, cost of goods sold or margins to discuss.

The Company has continued to invest in marketing, technology, and overhead since inception. In FY 2019, the Company spent $238,208 in selling, overhead, and administrative related expenses, and this number increased to $564,190 in FY 2020 as it has hired more full time and part time staff and improved its product. In FY 2019, the Company spent $54,176 in marketing and advertising, and this number increased to $87,497 in FY 2020 as the Company has continued to grow its user base.

The Company has continued to grow its user base over the last two years, since Q2 2019, it has grown its user base by nearly 1100%, from just under 10,000 to over 115,000 users as of Q1 2021.

Historical results and cash flows:

The Company expects it will continue to have operating losses in FY 2021 as it continues to spend on marketing to grow its user base and it expects to continue to have increased G&A costs as it hires more staff (full time and part time) to improve its technology. The Company expects to have revenue in 2021 as it starts to monetize its product offerings.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has access to potential debt and lines of credit and it can also access additional equity capital through its existing shareholder base and network.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company will be able to grow and operate without funds from this equity crowdfunding campaign as it has access to additional sources of capital. It also plans to start bringing in revenue in 2021, which will help with its cash position.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability to the Company as it has access to additional sources of capital. It also plans to start bringing in revenue in 2021, which will help with its cash position.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises its minimum in this Regulation CF offering, it will still be able to operate the company as the funds from this campaign are not necessary to the viability of the Company. This is because it has access to additional sources of capital and it also plans to start bringing in revenue in 2021, which will help with its cash position.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises its maximum in this Regulation CF offering, it will be able to operate the company through 2021-2022 as it also has access to additional sources of capital and it plans to start bringing in revenue in 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the Company has access to additional sources of capital such as additional equity issuances and potential lines of credit through its existing network.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

The company determined its valuation based on an internal analysis of multiple factors including its prior funding, technology growth and development and team. First, the valuation of the Company's previous funding round was $5,000,000 raised from private investors. Since the opening of that round, the Company has expanded its technology into two mobile apps (Android and iOS) and one additional Desktop App (Twitch Extension) and added over 100,000 users on the platform.

Second, Team includes two experienced startup founders. Phil Stover previously founded venture firm Blue Skies Ventures that actively invests today (16 portfolio companies and growing, 1 exit). Blue Skies Ventures portfolio companies are leveraged to help drive PvP wherever possible, along with Phil's startup experience. Gabe Kruse previously founded DUUL which raised 750k in funding and grew to over 100,000 users.

Third, the value of the pvp.com URL is projected to reach 7 figures in value in coming years on its own.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options, warrants, and other securities with a right to acquire shares are exercised. The pre-money valuation does not take into account any convertible securities currently outstanding. The company currently has $1,653,219.00 in SAFE Notes currently outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  User acquisition to scale past 1M users focused on digital ad spend and influencer marketing.

If we raise the over allotment amount of $1,069,999.68, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  66.5%
  Transitioning all current team members to full time status and adding 2 additional team members to the marketing and development teams.

- *Marketing*
  30.0%
  Rapid growth plans to scale well past 1M users focused on digital ad spend, influencer marketing, referral campaigns, SEO for the pvp.com URL, and social media management.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at pvp.com (https://home.pvp.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pvp

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PVP International, Inc.

[See attached]

PVP INTERNATIONAL, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and
The inception period of January 8, 2019 through December 31, 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 6, 2021

To: Board of Directors, PVP INTERNATIONAL, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of PVP INTERNATIONAL, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of operations, shareholders' equity/deficit and cash flows for the calendar year period ended December 31, 2020 and the inception period of January 8, 2019 through December 31, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

PVP INTERNATIONAL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 84,241	$ 816
Total current assets	84,241	816
Intangible assets	656,199	400,688
Total Assets	$ 740,440	$ 401,504
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 251,395	$ 55,951
Total Current Liabilities	251,395	55,951
Total Liabilities	251,395	55,951
SHAREHOLDERS' EQUITY		
Class A Common Stock (9,750,000 shares of $0.00001 authorized, 9,125,000 and 5,650,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively)	91	57
Class B Common Stock (2,750,000 shares of $0.00001 authorized, 2,025,000 and 1,216,667 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively)	20	12
SAFE instruments	1,428,207	633,069
Retained deficit	(939,273)	(287,585)
Total Shareholders' Equity	489,045	345,552
Total Liabilities and Shareholders' Equity	$ 740,440	$ 401,504

PVP INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
For calendar year ended December 31, 2020
and the inception period of January 8, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 4,799
Operating expenses		
Marketing and advertising	87,497	54,176
Selling, general and administrative	564,190	238,208
Total operating expenses	651,687	292,384
Net Operating Income (Loss)	(651,687)	(287,585)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (651,687)	$ (287,585)

PVP INTERNATIONAL, INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ended December 31, 2020 and the inception period of January 8, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Class A Common Stock	Class B Common Stock	SAFE Instruments	Retained Deficit	Total Shareholders' Equity
Balance as of January 8, 2019 (inception)	**$ 0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Share issuances	57	12			69
SAFE issuances			633,069		633,069
Net income (loss)				(287,585)	(287,585)
Balance as of December 31, 2019	**$ 57**	**$ 12**	**$ 633,069**	**$ (287,585)**	**$ 345,552**
Share issuances	34	8			42
SAFE issuances			795,138		795,138
Net income (loss)				(651,687)	(651,687)
Balance as of December 31, 2020	**$ 91**	**$ 20**	**$ 1,428,207**	**$ (939,273)**	**$ 489,045**

PVP INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
For calendar year ended December 31, 2020
and the inception period of January 8, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (651,687)	$ (287,585)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in accounts payable	195,444	55,951
Net cash used in operating activities	(456,243)	(231,634)
Investing Activities		
Investment of intangible assets	(255,511)	(400,688)
Net cash used in operating activities	(255,511)	(400,688)
Financing Activities		
Proceeds from share issuances	30	69
Proceeds SAFE instruments	795,150	633,069
Net change in cash from financing activities	795,180	633,138
Net change in cash and cash equivalents	83,425	816
Cash and cash equivalents at beginning of period	816	0
Cash and cash equivalents at end of period	$ 84,241	$ 816

PVP INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ended December 31, 2020
and the inception period of January 8, 2019 through December 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

PVP INTERNATIONAL, INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on January 8, 2019. The Company develops and maintains a community of video game players.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $84,241 and $816 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019 the Company had net no fixed assets and intangible assets of $656,199 and $400,688, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables,

inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the monetization of their platform and community.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – SAFE NOTES

As of December 31, 2020, the Company has issued $1,428,219 of simple agreements for future equity ("SAFEs"). The SAFEs have various discount rates and valuation caps. The following table represents the principal amounts, discount rates and valuation caps of the SAFEs.

Stated Amount	Discount Rate	Valuation Cap
390,023	0%	$1,000,000
243,046	20%	$3,500,000
795,150	20%	$5,000,000

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Additional SAFE and Share Issuances
In 2021, the Company issued $112,500 in additional SAFE instruments with a 20 percent discount rate and $5,000,000 valuation cap.

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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This offering is not live or open to the public at this moment.

PvP

DISCOVER. CONNECT. GAME.



PVP
Download on the App Store
GET IT ON Google Play

Website | Manhattan Beach, CA | GAMING | SOCIAL MEDIA

We are one of the first true gamer social communities, and our mission is to unite the global gaming community with the largest industry-specific social platform ever created. We connect the world's 2.7 billion gamers with each other through a lifetime digital gamer identity and a social community where they meet, connect, build, improve, and grow together.

$0.00 raised

0 Investors	$12M Valuation
$0.96 Price per Share	$103.68 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- $54 Billion global market opportunity - a fast growing gaming industry with a 13.4% projected CAGR through 2023. Not to mention in 2019, the consumer video game spend was 3x the size of the entire global box office, at $120 billion.
- We already have over 113,000 active users, using multi-platform integration across Mobile (iOS + Android), Desktop, and Twitch, and partnerships with Twitch, Alienware, Fullscreen Media, and Blerp, resulting in above-average gaming industry retention rates.
- Key early investors & advisors include: Dan Offner (Oculus VR Exit to Facebook), Erik Huberman (COO Hawke Media, Forbes 30 under 30), Scott Taylor (Move.com Exit to Monster), Jimi Gecelter (CEO ZenGaming) Michael Chua (COO Arrowiz Entertainment)

PvP: Where Gamers Unite

Our mission is to unite the global gaming community with the largest industry-specific social platform ever created - one true gamer social community.

We connect the world's 2.7 billion gamers with each other through a lifetime digital gamer identity and social community - all together in one place.

THE PROBLEM

We Believe Gaming Lacks One, Unified Space to Connect

We believe there is no singular space that allows gamers to connect and build community.

2.7 billion gamers
in the world need to connect with each other to pursue their individual aspirations of playing, streaming, and constantly improving.

We created a single place that allows them to do this

Gamers need a foundational connection to pursue their individual aspirations of playing, streaming, and constantly improving.

THE SOLUTION

Discover. Connect. Game.

We are here to connect the world's gamers with each other.


PVP
The social gaming community to
Connect

We do this with a lifetime digital gamer identity and social identity that is the one place where they meet, connect, build, improve, and grow together.



A place where gamers meet, connect, build, improve, and grow together.





In our space, players can:
- **Build** a profile
- **Showcase** stats
- **Squad up** with other gamers of their caliber
- **Grow** their reach

THE MARKET

Massive Opportunity

We operate within a $57.9BN global market opportunity - that's a fast growing industry.

And it shows. There is a 13.4% projected CAGR through 2023 (source). Not to mention, the 2019 consumer video game spend was three-times the size of the entire global box office, at $120 billion (source).



2.7 Billion Gamers Worldwide.
PEOPLE
Post
Fast-growing market worth
$57.9 Billion

Source

OUR TRACTION

Our Milestones

It's fairly easy to say that gamers like us so far. That's why we have:



116,000
Registered Users
38,610
App Installations (Android and iOS)
1100%
User Growth Rate
3,127
Squads Created
30.1%
30 Day Retention (vs 27% Gaming Industry Average)
Desktop-Only Beta Released
June 2019
App Betas Released
Sep 2020
Twitch Extension Released
Jan 2021

WHAT WE DO

Unite the Global Gaming Community

Our core value is founded on creating connections.

We do this through our **Squad Finder** feature that enables users to search for gamers, build teams, communicate through chat and many other features across games, platform and skill level.



Squad Finder
PVP SQUAD FINDER
Real Players
Real Games
Qualified Matches



CREATING CONNECTIONS
Squad Finder
Pew Pew Life

Our Twitch extension feature allows streamers to engage with their subscribers by tapping into the PvP app during their Twitch stream.

Built around all of this are:

- Gamer-tailored profile pages
- Content search features
- News feed
- Messaging across mobile (Android and iOS) and desktop applications.


WOW Followers
SQUAD SIGNAL
INVITE LINK
Lobby
Chat
Members
@Toxik1
@LilPeep
Available
Available
TWITCH EXTENSION
Gives streamers the ability to engage with their subscribers during their Twitch stream.

THE BUSINESS MODEL

Freemium to Premium

We are pre-revenue and run a freemium model with plans to add in premium subscription and advertising monetization in the 2nd half of 2021.

We are confident in this. That's because we've done early testing on audience willingness to pay for and accept versions of these features, and have had good success.

Path to 2 Million Active Users

Digital Ad Spend
- Customer Acquisition Cost Under $0.44
- Across Instagram, Facebook & Snapchat

Influencer Marketing
Twitch, Blerp & Fullscreen Media Partnerships

Email Marketing & Win Back Campaigns
To Less Active Registered Users

PvP.com Traffic & SEO
Gamer of the Year

Referrals
Via Social Posts & SquadFinder Shares

Social Media
10,000 user Instagram Account

Our strategy is to continue to grow our user base via a freemium model, and then turn on monetization once at scale (soft target of 250k monthly active users).

Monetization

Advertising
We put gaming industry brands in direct contact with millions of gamers without any other noise.

Premium Subscription
In 2021, we plan to launch exclusive features for SquadFinder allowing for a more refined experience.

Data and Insights on Gamer Demographic
Collecting data stitches together traditional demographic data with platform-specific and game participation data points.

HOW WE ARE DIFFERENT

Industry Leaders

The gaming industry is fast growing and developing in new ways.

Large players like Twitch and Discord have scaled quickly by focusing on in-game tools to support game play for streaming and chat.


"We focus on connecting gamers and helping them to build teams outside of gameplay through our community - Player to Player"

That means large social companies like YouTube and Facebook have also focused on supporting streamers.

PvP is different in that we focus on connecting gamers and helping them to build teams outside of gameplay through our community - player to player.

THE VISION

Our Roadmap

Our vision is to unite the global gaming community and exit within the next 2-5 years to another gaming or social media company.

OUR LEADERSHIP

The Lead Gamers

Our team of leadership is made of up gamers - all with prior gaming & startup success.

On top of that, our investors and advisors behind us are experienced and influential - have led us to our current and growing success as a platform.


Phil Stover
CEO & Co-Founder
Founder, Entrepreneur & Operator. Previous venture startup actively invests.


Chris Gray
CTO & Co-Founder
Built hyper-performing technology teams for 30 years.

WHY INVEST

Breaking Boundaries

There is a power and excitement to connecting gamers - it has a global human impact.

We are helping gamers meet across international boundaries, breaking down cultural barriers through shared gaming experiences and community.

Operating in a fast-growing marketing worth $57.9BN with 2.7 billion players - we are in the right place at the right time to build a gaming community.

Meet Our Team



Phil Stover

Co-Founder & CEO

Phil Stover is CEO of PvP.com, the first true gamer social community. In 2016, Phil co-founded venture firm Blue Skies Ventures to help entrepreneurs accelerate, and the firm actively invests in startups today. Phil is an active member of the Los Angeles community, currently supporting Pledge LA, and previously The Action Group Network and young professional's group 310YP as a board member. Prior to his crazy life in startups, his 11-year corporate management career in banking and insurance included oversight of multi-million dollar sales initiatives and product launches, and $2.3B in P&L responsibilities. He has an undergraduate degree from The Ohio State University and an MBA from the University of Southern California. www.philstover.com



Chris Gray

Co-Founder & CTO

A proponent of Agile development principles, Chris builds hyper-performing software development teams. Before joining PvP.com in 2018, Chris worked with a diverse range of organizations, from small startups to large public corporations. Drawing on 30 years experience in the technology industry, Chris now focuses on bringing new products to market through a disciplined and proven build, measure, learn approach.



Marcella de Bie

Head of Influencer Strategy

Marcella 'Nysira' de Bie is a partner and regular face on Twitch.tv where she streams a variety of games such as Apex Legends, World of Warcraft and Call of Duty. She developed a passion for presenting throughout the years including hosting events, TV presenting and much more. She is currently the Head of Influencer Strategy of PVP.com; this role involves working with talented influencers to promote the brand and the vision of the company. Her love lies not only within the gaming industry but also in the automotive world, where she reviews sport and luxury cars on her own YouTube channel and hosts events for brands such as Porsche, Volvo and many more. https://www.twitch.tv/nysira



Gabe Kruse

Head of Product

Prior to PvP, Gabe co-founded one of the pioneer esports competition platforms (DUUL) and brings his experience in raising capital, revenue growth, and user acquisition to the team. Gabe's cross-industry experience in sales strategy, marketing, and business development has led him to work on Joint Venture software products with Intel Capital, Content creation initiatives with Riot Games, and sales growth engagements for software companies with a wide range of business models.



Jeeyan Rostam-Abadi

CMO (Part-Time)

Jeeyan is the Chief Marketing Officer at PvP. He is responsible for linking the innovations of the product and marketing teams to drive new user acquisition and user retention, build the PvP global brand, create consumer awareness and advocacy, and increase consumer preference for the organization.Jeeyan regularly contributes and publishes content on Forbes, Influencive, Business2Community, CSQ, Entrepreneur, and other publications. He was recognized with the 2017 PRNews Social Media Campaign of the year, 2019 OnCon Icon Award: Marketing Trailblazer of the year, 2019 American Business Awards- Marketing Executive of the year (Silver Stevie recipient), and 2019 International Business Awards – Marketing Executive of the year (Bronze Stevie recipient), and also speaks a conferences around the country. Jeeyan works for PvP on a part-time basis.

Offering Summary

Company :	PVP International, Inc.
Corporate Address :	1240 Rosecrans Ave Ste 120, Manhattan Beach, CA 90266
Offering Minimum :	$9,999.36
Offering Maximum :	$1,069,999.68
Minimum Investment Amount (per investor) :	$103.68

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 10,416

Maximum Number of Shares Offered : 1,114,583

Price per Share : $0.96

Pre-Money Valuation : $12,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

All Investors

Investor Badge on PvP Profile.

Time-Based Perks

Friends and Family

Invest within the first week and receive 20% Bonus Shares.

Super Early Bird

Invest within the first two weeks and receive 15% Bonus Shares.

Early Bird

Invest within the first three weeks and receive 10% Bonus Shares.

Early Adopters

Invest within the first month and receive 5% Bonus Shares.

Amount-Based Perks

Tier 1 | $500

Reserve preferred social handle on PvP - (Ex. @FortniteFun).

Tier 2 | $1,000

Promoted Post on PvP (First 100) Promote your stream, your team, or share your best clips.

Tier 3 | $2,500

Custom NFT Profile Avatar (First 200).

Tier 4 | $5,000

Exclusive Limited Edition Profile Skin on PvP.

Tier 5 | $10,000

Magic Wand Internship Placement (place one intern at PvP in the next 5 years).

Tier 6 | $25,000

Direct Access to Product Development Round Table.

Tier 7 | $50,000

Come with the PvP team to Twitchcon in Amsterdam in 2022* (First 5 investors).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PVP International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.96 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey there, this is PvP! - We are one of The First True Gamer Social Communities and we're building the ultimate social network for gamers, where they can connect, meet friends and learn from each other, broadcast their gameplay, and connect with gaming communities of every kind.

No need to get randoms on your gaming squad, no more "do you have a mic?" questions, no more solo grinding cause your friends are offline.

Since we opened our beta last summer we've been able to:

Attract over 113,000 users to the platform

Launch our SquadFinder feature where users have created over 2,352 squads,

Partner with Twitch through our Twitch Extension and Twitch Partner Marcella de Bie.

Purchase the www.pvp.com URL!!

Imagine what the future could look like as we go into full growth mode. Our eye is on the 2.7B gamers in the world and our platform will give those people a singular place to connect.

The fast-growing gaming industry has a 13.4% projected CAGR through 2023, and 2019 consumer video game spend was 3x the size of the entire global box office, at $120B. On top of that the gaming community has become much more diverse as 44% of gamers are women and 50% of seniors play games at least once a month. We believe the process of "Making Games" has fundamentally changed as the places where people "Hang out" have transitioned from the local mall to the world wide gaming servers.

The bottom line is, gamers need to meet other gamers!

Find the squad that will put the power into your own hands with our specialized Squad Finder that lets you filter custom attributes for your next teammate.

Don't just donate, join the future of gaming.

Make plans to reserve your investment!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:14 PM 01/08/2019
FILED 02:14 PM 01/08/2019
SR 20190135578 - File Number 7228516

STATE of DELAWARE

CERTIFICATE of INCORPORATION

PVP INTERNATIONAL, INC.

First: The name of this corporation is PVP International, Inc.

Second: The address of its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

Third: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth: The total number of shares of stock which the corporation is authorized to issue is **ten million** (10,000,000) shares having a par value of $0.00001 per share, of which eight million five hundred thousand (8,500,000) shares will be designated as "Class A Common Stock" (stockholders of Class A Common Stock shall have the right to vote on all matters put to a stockholder vote), and one million five hundred thousand (1,500,000) shares will be designated as "Class B Common Stock" (stockholders of Class B Common Stock shall not have the right to vote on any matters put to a stockholder vote).

Fifth: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

Sixth: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

Seventh: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

Eighth: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed the laws of Delaware.

Ninth: The incorporator is Harvard Business Services, Inc, whose mailing address is 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex.

Tenth: To the fullest extent permitted by the Delaware General Corporation Law, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file, and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 8th day of January, 2019.

Signed and Attested to by:

Harvard Business Services, Inc.
By: Michael J. Bell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:22 AM 04/29/2020
FILED 09:22 AM 04/29/2020
SR 20203257114 - File Number 7228516

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of PVP International, Inc. (the "Corporation"), resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

"**FOURTH**: The total number of shares of stock which the corporation is authorized to issue is 12,500,000 shares having a par value of $.00001 per share, of which 9,750,000 shares will be designated as "Class A Common Stock" (stockholders of Class A Common Stock shall have the right to vote on all matters put to a stockholder vote), and 2,750,000 shares will be designated as "Class B Common Stock" (stockholders of Class B Common Stock shall not have the right to vote on any matters put to a stockholder vote)."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That the foregoing was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this April 28, 2020.

By: Phil Stover

Title: Chief Executive Officer

Name: Phil Stover

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF PVP INTERNATIONAL, INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of PVP International, Inc. (the "Company"), resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of the Company, as amended on April 29, 2020, declaring said amendment to be advisable and in the best interests of its stockholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED FURTHER: that the Certificate of Incorporation of the Company be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

"**FOURTH**: The total number of shares of stock which the corporation is authorized to issue is 17,300,000 shares having a par value of $0.00001 per share, of which 9,750,000 shares will be designated as "Class A Common Stock" (stockholders of Class A Common Stock shall have the right to vote on all matters put to a stockholder vote), and 7,550,000 shares will be designated as "Class B Common Stock" (stockholders of Class B Common Stock shall not have the right to vote on any matters put to a stockholder vote)."

SECOND: This amendment to the Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this April 1, 2021.

By: Phil Stover

Title: Chief Executive Officer

Name: Phil Stover

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:39 AM 04/01/2021
FILED 11:39 AM 04/01/2021
SR 20211137923 - File Number 7228516

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

TTW Campaign Page Live: 3/15/21 - 5/5/21

PvP is currently in the **Test the Waters Phase** for **Title III** investments.

PvP

DISCOVER. CONNECT. GAME.


Reserve Now
PVP
Download on the App Store
GET IT ON Google Play

Website · Manhattan Beach, CA · GAMING · SOCIAL MEDIA

Terms

Equity Offering Type	**$12M** Valuation
$0.96 Price per Share	**$103.68** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

We are one of the first true gamer social communities, and our mission is to unite the global gaming community with the largest industry-specific social platform ever created. We connect the world's 2.7 billion gamers with each other through a lifetime digital gamer identity and a social community where they meet, connect, build, improve, and grow together.

Overview Team Terms Updates Comments Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get 10% bonus shares RESERVE NOW

Reasons to Invest

1. This is a $57.9 billion global market opportunity in the fast-growing game industry, which has a 13.4% projected CAGR through 2023.

2. We already have 113,000 users on our application, using our multi-platform integration across Mobile (iOS and Android), Desktop, and Twitch (extension) and partnerships and promotions with Twitch, Fullscreen Media, Alienware, and Blerp all contributing to beat gaming industry-average user retention rates with the early user base.

3. Our team includes experienced advisors and gamers who know how to connect gamers across international boundaries, breaking down cultural barriers through shared gaming experiences and community.

4. We own the URL www.pvp.com and PvP is one of the most recognizable gaming acronyms in the world.



Reserve Shares

Rewards

Get rewarded for investing more into PvP:

$103+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$103+
Investment

TTW Reservation Perk

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

Meet Our Team



Phil Stover

Co-Founder & CEO

Phil Stover is CEO of PvP.com, the first true gamer social community. In 2015, Phil co-founded venture firm Blue Skies Ventures to help entrepreneurs accelerate, and the firm actively invests in startups today. Phil is an active member of the Los Angeles community, currently supporting Pledge LA, and previously The Action Group Network and young professional's group 310YP as a board member. Prior to his crazy life in startups, his 11-year corporate management career in banking and insurance included oversight of multi-million dollar sales initiatives and product launches, and $2.3B in P&L responsibilities. He has an undergraduate degree from The Ohio State University and an MBA from the University of Southern California. www.philstover.com



Chris Gray

Co-Founder & CTO

A proponent of Agile development principles, Chris builds hyper-performing software development teams. Before joining PvP.com in 2018, Chris worked with a diverse range of organizations, from small startups to large public corporations. Drawing on 30 years experience in the technology industry, Chris now focuses on bringing new products to market through a disciplined and proven build, measure, learn approach.



Marcella de Bie

Head of Influencer Strategy

Marcella 'Nyuha' de Bie is a partner and regular face on Twitch tv where she streams a variety of games such as Apex Legends, World of Warcraft and Call of Duty. She developed a passion for presenting throughout the years including hosting events, TV presenting and much more. She is currently the Head of Influencer Strategy of PVP.com, this role involves working with talented influencers to promote the brand and the vision of the company. Her love lies not only within the gaming industry but also in the automotive world, where she reviews sport and luxury cars on her own YouTube channel and hosts events for brands such as Porsche, Volvo and many more. https://www.twitch.tv/nyuha



Gabe Kruse

Head of Product

Prior to PvP, Gabe co-founded one of the pioneer esports competition platforms (GGL) and brings his experience in raising capital, revenue growth, and user acquisition to the team. Gabe's cross-industry experience in sales strategy, marketing, and business development has led him to work on Joint Venture software products with Intel Capital, Content creation initiatives with Riot Games, and sales growth engagements for software companies with a wide range of business models.



Jeeyan Rostam-Abadi

CMO (Part-Time)

Jeeyan is the Chief Marketing Officer at PvP. He is responsible for leading the innovations of the product and marketing teams to drive new user acquisition and user retention, build the PvP global brand, create customer awareness and advocacy, and increase consumer preference for the organization.Jeeyan regularly contributes and publishes content on Forbes, Influencive, Business2Community, CSQ, Entrepreneur, and other publications. He was recognized with the 2017 PRNews Social Media Campaign of the year, 2019 OnCon Icon Award: Marketing Trailblazer of the year, 2019 American Business Awards: Marketing Executive of the year (Silver Stevie recipient), and 2019 International Business Awards – Marketing Executive of the year (Bronze Stevie recipient), and also speaks at conferences around the country. Jeeyan works for PvP on a part-time basis.

Offering Summary

Company	PVP International, Inc.
Corporate Address	1240 Rosecrans Ave Ste 120, Manhattan Beach, CA 90266
Offering Minimum	$9,999.36
Offering Maximum	$1,069,999.68
Minimum Investment Amount (per investor)	$103.68

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	10,416
Maximum Number of Shares Offered	1,114,583
Price per Share	$0.96

Pre-Money Valuation : $12,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

Investment Incentives and Bonuses*

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

*** Note these perks do stack with the other live offering perks.*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PvP International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $0.96 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $96. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Tyler Scarbary a month ago

I tried using your app to see how everything works but it will not let you go past the log in. Will there be an update to fix that soon? Thank you!

Phil Stover - PvP 4 days ago

Tyler,

Thanks for your interest in PvP and letting us know about this issue. There was a vendor outage that day affecting some new users for a short time. You should have received an email update from our support team about this. Please contact us if you're still experiencing issues.

Leonardo Lee SE OWNER 35 INVESTMENTS 2 months ago

I'm not asking for projections, just your personal revenue targets. I need to have an idea of your revenue potential.

Phil Stover - PvP 4 days ago

Hey Leonardo,

Thanks for reaching out. We have just completed a compliance review and our legal team has just now given us the green light to begin responding. Thank you for your question and patience. We're targeting aggressive revenue growth over the next few quarters and 2022 as we add new users and capabilities to our platform. Our 5-year road map projects revenue of over $100mm in annual revenue. Please follow the campaign for performance updates.

Kevin Hardman 1 INVESTMENT 2 months ago

First, just an FYI, your Form C link appears to be invalid. Beyond that, I have a few questions.

1) How does this venture make money?

2) There are no figures in the above chart for the past two fiscal years. Is it safe to assume the company is pre-revenue?

3) How long did it take you to get the 113K users you currently have, how many of them are active, and how much is your user base growing on a monthly basis?

Phil Stover - PvP 4 days ago

Hey Kevin,

Thank you for these questions.

Our monetization plan includes advertising, premium services, and leveraging the valuable gaming market data generated from our platform.

We are currently pre-venue and our primary focus is on adding to our active user base and developing and launching product updates that help our users connect. We are targeting revenue growth in 2021 and expect to see strong early returns from advertising this year.

Our current community of users has grown steadily over the last two years on average 55% month over month during our beta. We released our first desktop version of the platform in June of 2019. Our goal is to grow total users to 1 million by the end of 2021. We currently have 15,700 monthly active users and 38,000 installs of our mobile apps. Many other users still remain active over time but it may have been 30+ days since they last logged in for one reason or another.

Thank you for your interest in becoming a PVP investor!

Leonardo Lee SE OWNER 35 INVESTMENTS 2 months ago

Hi. I have a few revenue related questions:
-What was your 2020 revenue?
-What's the YTD revenue?
-What are your revenue goals (not projections) for the next 5 years?
I need to have an idea of your growth potential/plans in order to invest.
Thanks.

Phil Stover - PvP 2 months ago

Hi Leonardo. Thanks for your questions all super reasonable. At the current time for TTW Start Engine counsel is advising not to comment on forward-looking projections and the remaining information will be in the Form C filing when we go live. So please check back then to see additional information and we really appreciate your interest in the offering.

About	Companies	Investors	Legal/Contact
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Phil's LinkedIn Post



Phil Stover

Co-Founder & CEO of PvP.com. Entrepreneur.

1mo •

We are excited to be announcing our next round and equity crowdfunding raise at PvP.com with StartEngine to lean further into our ethos of gaming community!

Check out our Testing The Waters page below!

#PvP #gamingcommunity #socialgaming #equitycrowdfunding #testingthewaters

https://bit.ly/39nNyVp



Reserve Now
PvP.com
Download on the App Store
GET IT ON Google Play
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PvP

Email to Investors with Approved Verbiage

Hello everyone,

PvP International, Inc. is conducting an offering pursuant to Section 4(a)(6) of the Securities Act. Start Engine is the intermediary through which the offering is being conducted and here is a link to the offering page on Start Engine's platform.

Terms of the offering:

- The current "Test the Waters" offering period runs through April 12th and enables investors to "reserve" shares in advance of the offering before officially going "live" after April 12th.
- The TTW period comes with the "TTW Reservation Perks" outlined on the offering page.
- The terms include a $0.96 price per share in exchange for common stock and a minimum reservation amount of $103.68.

We are excited to be making this offering as we are able to reach a group of investors that would not have been able to participate in our prior rounds. Please share with your own networks where applicable and please reach out with any questions.

We expect to have additional support items for social media posts, etc in the coming days and weeks. Thank you for your support!

Email to Investors with Social Verbiage

Hi Friends!
Our marketing team put together a post below that you can easily use to share on your socials and/or forward as an email. Appreciate any support you can offer sharing with your network! We will be in touch frequently in the weeks ahead with further communications that can be shared. Have a great weekend!

The team at PvP is inviting you to invest in their growing app!
PvP truly echoes the spirit of gaming and social community. With their equity crowdfunding raise, they're looking to evolve their community by giving the people who love and believe in the growth of their app a chance to actually own a piece of the company. Check out their Testing The Waters page below:
https://bit.ly/39nNyVp
#PvP #gamingcommunity #socialgaming #equitycrowdfunding #testingthewaters

TTW Email Series to Users

{{ person.firstname }}, You read that right. As one of our top users of **PvP**, we're inviting you to invest in **PVP.com**.

Visit Start Engine

PvP is an innovative, sustainable, and loved brand that echo the spirit of gaming. We're now giving you the opportunity to invest in our growing app!

We've come so far, and yet we feel like this is just the beginning. With this equity crowdfunding raise, we're looking to evolve our business even further. By giving the people who love our app a chance to actually own a piece of the company, we believe our community and growth will only excel further.

Become an early investor today!

Be an Early Investor

Hi {{ person.firstname }},

YOU and the rest of our community have invested so much in our journey so far....and we couldn't be more thrilled!

Your faith in our mission to help gamers discover, connect and game in our growing social community and is humbling and we are grateful for your support.

If you haven't yet invested in PvP yet and would like to own a part of our company, you can find out more here:

Be an Investor

Here are just a few reasons you might want to consider joining our equity crowdfunding initiative:

10% Bonus	$57.9B Global Market	Special Perks
Invest during the Test The Waters offering and receive 10% Bonus Shares as we respect our investors.	Own a piece of one of the fastest-growing social gaming apps in a $57.9 billion global market opportunity.	You can receive the additional company specific special perks while the campaign is live.

Thank you for always being part of our journey and believing in us. We look forward to growing PvP, the first true social gaming community, with you by our side.

Be an Early Investor

PVP.COM

DISCOVER. CONNECT. GAME.

Hi {{ person.firstname }},

As someone who has used PvP - we thought we'd make the investment opportunity a bit sweeter for you. That's why we're offering exclusive investor perks!

By investing during the Test The Waters offering, you will receive 10% Bonus Shares. The reservation perks are in addition to other PvP-specific perks while the campaign is live.

We believe the future of our growing app is one where our users not only love and engage with our community, but also own a piece of the business itself.

If you haven't already, become an early investor today!

Be an Early Investor